New York Life Insurance Company
51 Madison Avenue
New York, NY 10010
(212) 576-4498
E-Mail: erica_e_carrig@newyorklife.com

Erica E. Carrig
Associate General Counsel

April 11, 2022

VIA E-MAIL AND EDGAR

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    New York Life Insurance and Annuity Corporation (“NYLIAC”)

Variable Annuity Separate Account – III (the “Registrant”)

Registration Statement on Form N-4

Pre-Effective Amendment No. 2 under the Securities Act (File No. 333-257891) and

Amendment No. 235 under the 1940 Act (File No. 811-08904)

Dear Mr. Cowan:

On behalf of NYLIAC Variable Annuity Separate Account – III (the “Registrant”), a separate account established by NYLIAC, on April 7, 2022 we electronically filed on Form N-4, Pre-Effective Amendment No. 2 to the above-captioned registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”) and Amendment No. 235 to the Registration Statement under the Investment Company Act of 1940 (collectively, the “Amendment”).

The Registrant filed the Amendment to:

•

reflect changes to the Registration Statement in response to the Commission staff’s (the “Staff”) comments provided to the Registrant on both February 2, 2022 (as described in a March 8, 2022 letter to the Staff) and March 17, 2022;

•	include financial statements for NYLIAC and the Registrant; and

•	include any exhibits required by Form N-4 that were not previously filed.

The Registrant represents that the Amendment effects no other material changes to the Registration Statement.

The Registrant and its principal underwriter, NYLIFE Distributors, LLC, have authorized counsel to state on their behalf that they are aware of their obligations under the Securities Act. Accordingly, on behalf of the Registrant and the principal underwriter, NYLIFE Distributors, I hereby request that the Staff declare the Registration Statement effective as of April 13, 2022, by 5:00 p.m. Eastern Time either verbally or through written correspondence.

If you have any comments or questions, please feel free to contact me at (917) 922-1578.

Sincerely,

/s/ Erica E. Carrig
Erica E. Carrig
Associate General Counsel

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